April 26, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	NanoViricides, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011 Filed October 13, 2011 File No. 000-52318

Dear Mr. Rosenberg,

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of NanoViricides, Inc. (the “Company”) provided in your letter dated March 31, 2012 (the “Comment Letter”). The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1. Based on the information included in the cover page of the June 30, 2011 Form 10-K it appears that you no longer qualify as a smaller reporting company. Please explain why you have continued to report as a smaller reporting company for the quarterly periods ended September 30, 2011 and December 31, 2011. Please confirm to us, if true, that there are no material omissions as a result of reporting as a smaller reporting company rather than not reporting as a smaller company in your Forms 10-Q for each of these two quarters. Further, confirm to us that you will no longer report as a smaller reporting company in future filings.

The Company confirms that it no longer qualifies as a smaller reporting company and that it will no longer report as a smaller reporting company in future filings. The Company has reviewed its Forms 10-Q for the periods ending September 30, 2011 and December 30, 2011 and confirms that there are no material omissions as a result of the Company’s reporting as a smaller reporting company for these periods.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 95

2. Please revise your disclosure to clarify the basis for management concluding that your disclosure controls and procedures were effective in light of the conclusion that internal control over financial reporting was not effective.

We intend to revise our disclosure regarding Controls and Procedures as follows (proposed text underlined):

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Management has designed our disclosure controls and procedures to provide reasonable assurance of achieving the desired control objectives.

As required by Exchange Act Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our principal executive and principal financial officer, of the effectiveness of the design and operation of our management, including our principal executive and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2011.

a) Based upon an evaluation of the effectiveness of disclosure controls and procedures, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that as of the end of the period covered by this Annual Report on Form 10-K, as amended, our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were not effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

b) Changes in internal control over financial reporting. Since the Company is not listed on a national exchange or on an automated interdealer quotation system, it is not required to have an audit committee or independent directors. We consider this to be a material weakness. The Company is in the process of addressing this issue by establishing an Audit Committee, appointing independent directors with at least one having financial expertise.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a- 15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We recognize that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2011. To evaluate the effectiveness of our internal control over financial reporting, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”). Based on its evaluation under the Internal Control - Evaluation Framework, due to the material weakness described above, management concluded that our internal control over financial reporting was not effective as of June 30, 2011. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis by the Board in the normal course of their duties. See, AUDITOR’S OPINION PARAGRAPH BELOW.

Based on its evaluation under the Internal Control - Evaluation Framework, due to the material weakness described above, management concluded that our internal control over financial reporting was not effective as of June 30, 2011.

The material weakness relates to a lack of a functioning audit committee and a lack of outside directors on the Company’s Board. We intend to initiate measures to remediate the identified material weakness by establishing a formal audit committee and the appointment of additional outside directors, one or more of whom may be appointed to a fully functioning audit committee.

During the period ended June 30, 2009, the Company implemented additional segregation of responsibilities and authorizations for initiating, authorizing and recording transactions. In addition the Company has engaged the services of a financial consultant to assist in reviewing significant transactions and the Company’s quarterly and annual financial statements.

Changes in Internal Control Over Financial Reporting

Other than as described above, there were no material changes in our internal control over financial reporting (as defined in Rule 13a- 15(f) under the Exchange Act) that occurred as of June 30, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting. The final paragraph of the Auditor’s Report states:

“Also in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2011 and 2010 and the results of its operations and its cash flows for the fiscal years then ended and for the period from May 12, 2005 (inception) through June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.”

Management’s Report on Internal Control Over Financial Reporting, page 96

3. Please clarify the statement in this section that “we determined that there were no material weaknesses in our internal control over financial reporting as of June 30, 2011” since you reference a material weakness under the section ‘Changes in Internal Control Over Financial Reporting’.

Please refer to the Response to Comment #2 above.

4. Please include management’s conclusion regarding the effectiveness of the company’s internal control over financial reporting in this section rather than under the section ‘Changes in Internal Control over Financial Reporting’ as required under Item 308 of Regulation S-K.

Please refer to the Response to Comment #2 above.

Notes to Financial Statements

Note 4 – Related Party Transactions, page F-52

5. We note that your disclosure on page F-35 of the Form 10-K for the fiscal year ended June 30, 2010 states “the Company evaluated its relationship with TheraCour Pharma, Inc. for purposes of Section 810-10 of the FASB Accounting Standards Codification, and concluded that TheraCour Pharma, Inc. is not a variable interest entity that is subject to consolidation in the Company’s financial statements under Section 810-10”. It appears your conclusion did not change at June 30, 2011. Please provide us your analysis supporting your conclusion that TheraCour Pharma, Inc. is not a variable interest entity subject to consolidation in compliance with ASC 810-10.

The Company evaluated its relationship with TheraCour, Pharma, Inc. (“TheraCour”) for purposes of ASC 810-10 and concluded that it does not have a direct or indirect variable interest in TheraCour and has further determined that it does not have exposure to losses or rights to residual returns of TheraCour and is ,therefore, not the primary beneficiary of TheraCour Pharma, Inc. Accordingly, the Company concluded that it is not required to provide the variable interest entity disclosures for TheraCour under ASC 810-10-50.

Further, the Company hereby advises the Commission that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Eugene Seymour

Eugene Seymour, MD, MPH,

Chief Executive Officer

PC/mm

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